WORLDS ONLINE INC.

11 ROYAL ROAD

BROOKLINE, MA 02445

July 29, 2011

VIA EDGAR

Securities and Exchange Commission

Maryse Mills-Apenteng, Esq.

Special Counsel

100 F Street, N.E.

Washington, D.C. 20549-5546

RE: Worlds Inc. (the “Company”)

Gentlemen:

On June 9, 2011 the Company filed a registration statement on Form 10-12G (the “Form 10”). By letter dated July 7, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Form 10 (the “Letter”). Our responses to the comments contained in the Letter are below. For your convenience we have copied the comments from the Letter in bold above each response.

1.             Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event that it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

We are aware that the registration statement will automatically become effective 60 days after filing.

2.             We note that Worlds Inc. plans to distribute the shares of Worlds Online Inc.’s common stock by means of a spin-off to holders of Worlds Inc. common stock. Please provide us with a detailed analysis addressing how Worlds Inc. will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of Worlds Online Inc. shares of common stock. Please refer to Staff Legal Bulletin No. 4 (September 16, 1997) for guidance. To the extent you have concluded that the distribution of Worlds Online Inc.’s securities would not involve a “sale” and that the transaction need not be registered under the Securities Act of 1933, please provide us with a detailed analysis of the five factors identified in question 4 of Staff Legal Bulletin No. 4.

We do not believe that the distribution of the shares of Worlds Online Inc. involve a “sale” and the transaction required to be registered under the Securities Act of 1933 (the “Securities Act”) based upon the guidance provided in Staff Legal Bulletin No. 4 (“SLAB 4”). Slab 4 provides that a subsidiary does not have to register a spin-off under the Securities Act if five conditions are met. For the reasons detailed below, we believe this transaction satisfies all five conditions.

(i)              The parent shareholders do not provide consideration for the spun-off shares.

The shareholders of Worlds Inc. will not provide any consideration for the shares of the Worlds Online Inc. they will be receiving.

(ii)            The spin-off is pro-rata to the parent shareholders.

The shares of the parent being spun-off are being distributed to all of the shareholders of Worlds Inc. as of the record date on a pro-rata basis.

(iii)            The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to trading markets.

First, the parent (i) is a reporting company, (ii) has been subject to the reporting requirements of the Securities Exchange Act of 1934 (“Exchange Act”) for at least the last 90 days, and (iii) is current in its Exchange Act filings.

Second, as stated in Item 9 of the Form 10 and in press releases issued by Worlds Inc. announcing the spin-off, Worlds will not distribute the spun-off shares of Worlds Online Inc. to its shareholders until such time as the Staff advises the Company that it has no further comments on the Form 10 at which time it will then distribute the spun-off shares along with a copy of the Form 10 to its shareholders. Thus, each recipient of the spun-off shares will have adequate information about the spin-off and since the Form 10 filings are publicly accessible through the Commission’s website, the marketplace will also have adequate information about the spin-off before any trading market can possibly arise.

(iv)             The parent has a valid business purpose for the spin-off.

As discussed in the Form 10 under Item 1, going forward Worlds Online Inc. will differ in business operation from Worlds Inc. by focusing solely on the development of virtual worlds, establishing strategic partnerships and pursuing related synergistic technology acquisitions, whereas Worlds Inc. will be focused solely on expanding its patent portfolio and to enforce its rights where it believes parties are infringing on its IP portfolio.

As a result, Worlds Online will be free to engage in business development efforts completely independently of patent portfolio enforcement actions of Worlds Inc. We believe this structure is necessary to (i) insulate Worlds Online’s potential strategic partners and licensees from patent enforcement activities to be undertaken by Worlds Inc., (ii) reduce the uncertainty of patent litigation, thereby allowing it easier access to financing, (iii) permit each company easier access to financing by allowing potential investors to focus separately on each business, and (iv) make acquisitions through the issuance of its securities without diluting Worlds Inc.’s shareholders.

We believe this structure will provide greater value to our shareholders thru their ownership of two separate entities, one focused on patent portfolio growth and enforcement and the other on the development and operation of virtual worlds as well as cultivating strategic partnerships that can potentially generate larger new user populations and revenue.

(v)               If the parent spins-off “restricted securities,” the parent must have held those securities for at least two years.

This condition does not apply since the parent (worlds Inc.) formed the subsidiary being spun-off (Worlds Online Inc.).

3.             Please tell us whether Worlds Inc. was required to obtain shareholder approval under Delaware state law with regard to the transfer of “the majority of its operations and related operational assets, except for its patent portfolio,” as indicated on page 3 and elsewhere in your filing.

While it is true that under Delaware law the sale by a corporation of a majority of its assets requires shareholder approval, Section 271(c) of the Delaware General Corporation Law, explicitly states that shareholder approval is not required in such a case if the transfer of the assets is to its subsidiary. The last sentence of said Section states “Notwithstanding subsection (a) of this section, except to the extent the certificate of incorporation otherwise provides, no resolution by stockholders or members shall be required for a sale, lease or exchange of property and assets of the corporation to a subsidiary.”

4.             We note from your beneficial ownership table that as of May 31, 2011, Mr. Thomas Kidrin held 18% of the aggregate voting power of your common stock. Given Mr. Kidrin’s significant ownership of the company’s common shares, please tell us, and disclose, whether the shares to be received by Mr. Kindrin in the spin-off will be restricted securities. If the shares will not be restricted shares, please provide us with your analysis that supports your position. Refer to Question 7 of Staff Legal Bulletin No. 4, available on our website.

Mr. Kidrin’s shares in Worlds Online will be deemed restricted. Disclosure has been added to the Form 10 to state this.

5.               Tell us how the business to be conducted by the company will differ from that of Worlds Inc. prior to this transaction. Also, tell us and revise your disclosures to explain further the business purpose for creating this new entity.

Please see the response above in 2(iv) where the requested explanation is provided. The disclosures in the Form 10 have been revised to include this explanation.

6.             Your disclosures should be significantly revised to provide an enhanced discussion of the transaction between Worlds Inc. and Worlds Online. For instance, at a minimum, you should describe the terms of the dividend distribution to Worlds Inc. shareholders; disclose World Inc’s percentage ownership following the transaction; describe how the transaction will be treated for tax purposes; and explain how and when shares will be distributed.

The Form 10 has been revised to provide the identified disclosures.

7.               Please provide support for your statement that your 3D platform “has been upgraded making it competitive with current industry standards.” Briefly describe these industry standards and explain in what ways that you are competitive with such standards.

Please be advised that there is no industry body that has established standards per se. The reference to “industry standards” refers to comparable products and services within our market. Inasmuch as I have worked as an executive in this industry for 15 years, spoken on industry panels and been quoted in press articles, I am competent to make an informed statement on the current state of industry functionality in comparison to what our technology platforms provides. The Form 10 has been revised to indicate that these statements are being made based upon management’s experience and knowledge of the industry.

8.             We note that you have included statements throughout your document regarding activities you are engaged in or seek to engage in; however, it is unclear in some instances which activities constitute the latter. For instance, you state that in addition to your current business, you plan to earn revenues through the acquisition of certain target companies. Please tell us whether you have begun negotiations or otherwise begun efforts to acquire such target companies. To the extent that you have not begun any efforts to acquire such companies, please revise your document to clarify this. As another example, you state that you are “currently negotiating Joint Venture partnerships with brand leaders in seven primary strategic verticals.” Please confirm that these negotiations are ongoing and, if so, tell us in greater detail the nature of these Joint Venture negotiations and identify in your response letter the “brand leaders” with whom you have entered into negotiations or remove the reference to “brand leaders” from your document. Please review your document in this regard to distinguish your current activities from anticipated future activities.

We currently have ongoing negotiations with a number of “brand leaders” including, but not limited to, Warner Bros. Music, Justin Bieber, Ke$ha, Britney Spears and others. None of these negotiations have currently resulted in a signed document, however it is an ongoing process. Our process entails meetings with the “Brand” management team, then drafting and submitting proposals and projections of potential revenue to the parties involved for the proposed Joint Venture. Once the parties have agreed to the proposed terms, a Letter of Intent will be negotiated and entered into prior to the preparation of a definitive agreement. We have followed a similar process in our Joint Venture agreements with David Bowie, Aerosmith, the NY Yankees and other brand leaders in the past. Obviously, not all meetings result in Letters of Intent and not all Letters of Intent result in definitive agreements.

With respect to target acquisitions, we have submitted letters of intent for consideration to a number of target companies, three of which we are still having active discussions with. There are no signed agreements or letters of intent at this time and we are only in the initial stages of discussion and negotiation.

9.             Please provide support for your claims regarding the growth or growth potential of your industry or market. As an example, without limitation, provide support for your statement that “there has been a tremendous amount of activity and press with respect to the 3D space on the Internet.”

The Form 10 has been revised to include support for the quoted statements.

10.          We note that you cite third-party reports and statements in your document. Please revise to include the publication dates of any cited reports and tell us whether the reports are available at no charge or at nominal cost. In addition, provide us with marked copies of any third-party materials referenced in your document and include for each a cross-reference to the page number in your document where such text appears.

The requested changes have been made to the Form 10. The 3rd party articles have been provided.

11.            Tell us whether any one of your customers accounted for 10% or more of your revenues for the periods covered by the financial statements included in your document.

One customer accounted for more than 10% of revenues and the Form 10 has been revised to provide this information.

12.          Your discussion of your competitive business conditions and your position within the industry should be specific to you and to your specific industry niche involving three-dimensional Internet sites. Your disclosure as it stands appears to be generic and could apply to nearly any business in any industry. Please revise to provide more tailored disclosure. Refer to Item 101 (h)(4)(iv) of Regulation S-K.

The disclosure in the Form 10 has been revised to address the comment.

13. You state that you market and provide your services both in the United States and internationally. Please specifically identify the regions and countries, excluding the United States, where you market and provide your services and disclose whether the amount of your revenues derived from such sources is material. To the extent material, include a discussion of your international business activities in the business section.

The Form 10 has been revised to indicate that revenues from international sources are not material.

14.            Please note that the safe harbors of the Securities Litigation Reform Act of 1995 are unavailable to non-reporting issuers, such as Worlds Online, Inc. Please eliminate this reference or make it clear each time you reference the statute that it is unavailable to you.

The Form 10 has been revised to delete reference to the Securities Litigation Reform Act of 1995.

15.          We note that since inception, you have generated revenues from VIP subscriptions and software development fees under a deferred revenue agreement. Please discuss generally how these agreements are structured, including material terms, and specifically discuss the terms of the deferred revenue agreement.

The Form 10 has been revised to include the requested disclosure.

16.          Please tell us and disclose whether your currently available cash resources will fund your operations for the next twelve months. If your cash resources will fund less than 12 months of operations, please disclose the number of months your available cash resources will fund and disclose the amount needed to fund the remaining months. Provide risk factor disclosure to this effect as well. Please ensure that you include in your analysis estimates of any planned material capital expenditures including the costs that you will incur upon becoming a public reporting company.

We believe we have sufficient cash resources on hand to fund our operations for the next twelve months. In the event our cash resources dry up quicker than anticipated, we can adjust the level of our operations until such time as additional cash resources become available. For example, in the past our CEO, as CEO of Worlds Inc., has forgone his salary and/or agreed to accept payment of his salary in the form of shares to conserve cash.

17.          Tell us how you accounted for the transaction between Worlds Inc. and Worlds Online and tell us the specific accounting guidance you relied upon. At a minimum, describe, in detail, how you considered the guidance in ASC 505-60 and whether you determined this transaction qualified as a spin-off or reverse spin-off.

The criteria followed under ASC 505-60-25 to determine whether the transaction should be accounted for as a spinoff or a reverse spinoff included an evaluation of the following indicators: (i) Size, (ii) Fair value, (iii) Senior Management, and (iv) Length of time held. Each of these factors are analyzed below.

Size. The size of Worlds Inc., the Spinnor compared to the size of Worlds Online Inc. the Spinnee. No book assets were transferred over to Worlds Online Inc. from Worlds Inc. All patents are being maintained at Worlds Inc. The intangible asset being transferred over is the right to sublicense the patented technologies and the agreements on the existing Worlds that are generating only minimal revenue. A deferred revenue agreement was transferred over to Worlds Online Inc. but all the cash had been collected and only the liability to complete the project was transferred to Worlds Online.

Fair value. The value of the Company lies in the patented technologies. The existing Worlds sites are not generating any meaningful revenue and any revenue generated will be shared with Worlds Inc. under the licensing agreement.

Senior management. Senior management consists of the President and CEO, Thom Kidrin, and Chris Ryan, chief financial officer, who is a part-time employee who provides services on an as-needed basis. Thom Kidrin will be acting CEO of both entities. We anticipate that we will be acquiring other companies with synergistic technologies and businesses, and it is possible and likely that our current management team will be supplemented with officers of the acquired companies. In such event, if another individual is selected CEO, Mr. Kidrin will return to being a full-time employee of Worlds Inc. As for the non-employee directors, it is the intent that our current non-employee directors will only serve during a transition period not to exceed 12 months.

Length of time held. The common stock that Worlds Inc. owns in Worlds Online Inc. is 19.7%. Worlds Inc, intends to dispose of its stock in an orderly fashion into the open market or in private sales, in either case in ways designed not to impact the market, but in any event within five years. While it holds any shares it will vote them in proportion to the votes by other stockholders.

As a result of the analysis of these four factors, it is our determination that the transaction should be treated as a spin-off.

18.          Regardless of whether you accounted for this transaction as a spin-off or reverse spin-off, financial statements prescribed by Rule 8-02 and Rule 8-08 of Regulation S-X should be filed. Please revise to file the applicable financial statements for the two most recent fiscal years and interim periods.

Revised financial statements as prescribed by Rule 8-02 and 8-08 of Regulation S-X have been included in the Form 10.

19.            Tell us and revise to disclose the registrant’s fiscal year-end.

The registrant’s fiscal year-end is December 31, 2011. The Form 10 has been revised to make this disclosure.

20. We note that you have not yet filed the License Agreement between Worlds Inc. and Worlds Online Inc. (Exhibit 10.3). Please file it with your next amendment to provide us with sufficient time for review or advise.

Exhibit 10.3 is being filed with Amendment No. 1 to the Form 10.

The Company is aware and acknowledges that:

•       It is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Thom Kidrin

  Thom Kidrin